

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 23, 2017

<u>Via E-Mail</u>
Jennifer Magro
Chief Financial Officer
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 20th Floor
New York, NY 10019

> **Re: Cavendish Futures Fund LLC**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 30, 2016**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2015**
> **Filed January 13, 2017**
> **File No. 0-55213**

Dear Ms. Magro:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities